UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.1)
                                       of
                                 Gary J. McAdam

                    Under the Securities Exchange Act of 1934


                            TUTORNET.COM GROUP, INC.
                                (Name of Issuer)

                     Class A Common Stock, $.00001 par value
                         (Title of Class of Securities)

                                   901113 100
                                 (CUSIP Number)

                             LAZ L. SCHNEIDER, ESQ.
                            Berger Davis & Singerman
                     350 East Las Olas Boulevard, Suite 1000
                         Fort Lauderdale, Florida 33301
                                  954 525-9900
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 30, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 901113 100

1.       NAME OF REPORTING PERSON
                  Gary J. McAdam individually is the Reporting Person. Gary is the sole employee of Growth Ventures, Inc., a Colorado corporation, is sole trustee of Growth Ventures, Inc. Pension Plan and Trust and Growth Ventures, Inc. Profit Sharing Plan and Trust and is sole general partner of GJM Trading Partners, Ltd., a Colorado limited partnership, all of which are shareholders of the Company.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)      |_|
                  (b)      |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  PF & WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                           |-|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH:

7.       SOLE VOTING POWER
                  3,023,320

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  3,023,320


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                                                               Page 2 of 4

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,023,320

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                           |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.83 % (Based on Issuer's 10-Q for period ended September 30, 2000)

14.      TYPE OF REPORTING PERSONS*
                  IN

SCHEDULE 13D

PRELIMINARY NOTE

         This Amendment No. 1 amends the Schedule 13D filed by Gary J. McAdam on June 8, 2000 (the "13D").

         This Amendment No. 1 relates to the class of common stock par value $0.00001 per share (the "Shares") and Warrants to purchase Shares of Tutornet.com Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1036 Leigh Mill Road, Great Falls, VA 22066.

         The person filing this statement is Gary J. McAdam, a citizen of the United States of America (the "Reporting Person"). The record owner of the Shares is Gary J. McAdam, Growth Ventures, Inc., Growth Ventures, Inc. Pension Plan and Trust, and Growth Ventures, Inc. Profit Sharing Plan and Trust and GJM Trading Partners, Ltd. The principal office of Growth Ventures, Inc., the Pension and Profit Sharing Plans are c/o Gary J. McAdam, 6041 South Syracuse Way, Suite 307, Englewood, Colorado 80111. The address of Gary J. McAdam and GJM Trading Partners, Ltd. is 14 Red Tail Drive, Highlands Ranch, Colorado 80126. These entities are sometimes hereafter referred to collectively as "Reporting Persons".

         This Amendment No. 1 is being filed to amend responses to Items 3, 5(c) and 6 of the 13D because GJM Trading Partners Ltd. entered into a Settlement Agreement with the Issuer and other parties dated as of November 22, 2000 (the "Settlement Agreement") whereby the Issuer agreed to


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                                                                   Page 3 of 4

reduce the exercise or conversion price from $.50 a share to $.05 a share for the 2,500,000 warrants for Class A common stock (the "Series "A" Warrants") of the Issuer previously granted to GJM Trading Partners Ltd.

         Other than as set forth below, to the best knowledge of Gary McAdam, there has been no material change in the information set forth in response to Items of the 13D except as set forth in the amendments thereto below. These amendments are filed in lieu of an amended and restated 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is amended to add the following as the last paragraph to that
Item:

         As of November 22, 2000, GJM Trading Partners, Ltd. entered into a Settlement Agreement with Business Development Corporation, the Issuer and Euburn Forde, pursuant to the terms of which, among other acts, the Issuer shall reduce the previously agreed upon conversion or exercise price of the Series "A" Warrants granted to GJM Trading Partners, Ltd. and Business Development Corporation from $.50 a share to $.05 a share, subject to nondilution of shares to be acquired by exercise of the Series "A" Warrants.

Item 5.  Interest in Securities of the Issuer

         Item 5 (c) is amended to add the following as the second sentence:

         As of November 22, 2000, the Issuer agreed to reduce the conversion or exercise price of these Series "A" Warrants from $.50 to $.05 per share.

Item 6. Contract, Arrangements, Understanding or Relationships with respect to the Securities of the Issuer

         Item 6 is amended to delete the last sentence of Item 6 and substitute the following paragraph:

         GJM Trading Partners Ltd. and Business Development Corporation filed actions against the Issuer for breach of contract (Docket No. 191066) and fraudulent misrepresentation (Docket No. 191065) in the Circuit Court of Fairfax County, Virginia. As of November 22, 2000, the parties to the lawsuits entered into a Settlement Agreement, pursuant to which, among other acts and in settlement of the lawsuits, the Issuer agreed to reduce the exercise price on the Series "A" Warrants granted to GJM Trading Partners, Ltd. and Business Development Corporation, from $.50 a share to $.05 a share, subject to nondilution of shares to be acquired under the Series "A" Warrants.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2000


By:  /s/ Gary J. McAdam
     ------------------

Exhibits:

         None.